        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                       AMENDMENT NO. 2 TO
                           FORM 10-SB

         GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                     SMALL BUSINESS ISSUERS
                under Section 12(b) or (g) of
              The Securities Exchange Act of 1934

                     SNELLING TRAVEL, INC.
         (Name of Small Business Issuer in its charter)

       Colorado                               58-2368425
(State of incorporation)              (I.R.S. Identification No.)

       55 Pharr Road, Suite A-207, Atlanta, Georgia 30305
       (Address of principle executive offices)   (Zip Code)

                         (404) 841-0111
                  (Issuer's telephone number)

Securities to be registered under Section 12 (b) of the Exchange Act:
                              None

Securities to be registered under Section 12 (g) of the Exchange Act:

                        Title of Class:
                 Common Stock, $.001 par value

Copies of all communications, including all communications sent to the agent for service, should be sent to:

                     David J. Babiarz, Esq.
                      Wendy H. Bird, Esq.
                 Overton, Babiarz & Sykes, P.C.
              7720 East Belleview Avenue, Suite 200
                   Englewood, Colorado 80111
                       (303) 779-5900




                    Page One of 33 Pages
                Exhibit Page is Located at Page 22.

                       TABLE OF CONTENTS

PART I
                                                             Page
     Item 1.  Description of Business...........................3

     Item 2.  Management's Discussion and Analysis or
              Plan of Operation................................10

     Item 3.  Description of Property..........................12

     Item 4.  Security Ownership of Certain Beneficial Owners
              and Management...................................12

     Item 5.  Directors, Executive Officers, Promoters
              and Control Persons..............................13

     Item 6.  Executive Compensation...........................14

     Item 7.  Certain Relationships and Related Transactions...15

     Item 8.  Description of Securities........................15

PART II

     Item 1.  Market Price of and Dividends on the Registrant's
              Common Equity and Other Stockholder Matters......17

     Item 2.  Legal Proceedings................................18

     Item 3.  Changes in and Disagreements with Accountants....18

     Item 4.  Recent Sales of Unregistered Securities..........18

     Item 5.  Indemnification of Officers and Directors........18

PART F/S

     Financial Statements......................................21

PART III

     Item 1. Index to Exhibits.................................22

                             PART I

Item 1.   Description of Business
          -----------------------

History and Organization.
-------------------------

     Snelling Travel, Inc. (the "Company") is a Colorado corporation organized on December 15, 1997. The Company was organized to develop and operate an adventure travel business through the efforts of one of its founders, Rollins C.
Snelling, Jr.   The Company is in the development stage and has no revenue to date. Activities since inception have been limited to organizational efforts, obtaining financing, developing the Company's business plan and designing its Web site. The Company's executive offices are located at the home of its founder at 55 Pharr Road, Suite A-207, Atlanta, Georgia 30305. Its telephone number is (404) 841-0111.

     The Company completed its initial capitalization in February, 1999. The Company raised $52,500 in a private placement exempt from the registration requirements of applicable Federal and state securities laws. Proceeds from that offering have been used for organizational and administrative expenses, as well as working capital for future operations. The Company currently has approximately 22 shareholders. This Registration Statement is being filed as a prelude to efforts to obtain quotation of the Company's Common Stock on the OTC Bulletin Board.

Narrative Description of Business.
----------------------------------

     The Company had its genesis in the personal experience of its founder,
Rollins Snelling, Jr.   Mr. Snelling, a former professional ski racer and travel
consultant, conceived the business plan based on a love of adventure travel developed prior to organization of the Company. The business plan, discussed in more detail below, is to offer adventure travel, including ski and diving excursions, to groups of upper-income individuals. The business plan is premised in part on the World Wide Web ("Web") as a means of marketing to affluent individuals perceived to be the Company's market. As of the date of this Registration Statement, the Company remains in the development stage, with no revenue and one employee. Revenue of the Company in the future will depend substantially on the success of its marketing plan. There is no assurance that the Company will develop its business plan to the point that it can operate profitably or be competitive in the travel industry.

     The Company currently operates a site on the Web at www.snellingtravel.com. Since completion of a private placement in December, 1998, efforts to complete the Web site and implement the Company's marketing plan have accelerated. These efforts will continue during the balance of 1999. Visitors to the Web site are given a brief description of the Company and teasers describing prospective travel excursions for skiing and diving activities. Prospective clients are encouraged to contact the Company's office for additional details on available services.

     Currently in process are efforts to link the Company from various directories maintained by third-parties on the Web. These directories would encourage interested individuals to visit the Company's Web site for skiing and diving travel information. Toward that end, representatives of the Company are currently developing banner advertisements on additional Web sites in an effort to increase traffic to the Company's Web site. Management perceives such marketing on the Web to be an economical source of promotion for the Company's service, although there is no assurance such efforts will result in revenue or profit to the Company.

     The Company's sole employee is Mr. Snelling.   Hiring of additional
employees will be dependent on response to the Company's marketing and promotion
and the availability of working capital.   As the sole employee, Mr. Snelling is
responsible for overseeing the development of the Company's Web site and links through Web directories, as well as all operations. Mr. Snelling's experience in the travel industry as an agent and sales associate are the basis for developing and implementing future tours. As of the date of this Registration Statement, the Company is awaiting its first booking.

Plan of Operation.
------------------

     The Company's business plan is premised on management's perception of an increased interest in sports and adventure travel as a means of recreation. In the opinion of management, traditional vacations centered around sight-seeing activities are being replaced by a desire to experience a trip through active participation. This trend appears related to the aging of the "baby boomer" generation, their active life style and an increase in disposable income. Management hopes to take advantage of this trend, coupled with the Web as a means of marketing and promotion, to attract clients for its travel related services.

     The Company has commissioned no formal market or feasibility study with regard to its plan of operation. Rather, its strategy is predicated on the personal experience of one of its founders, Mr. Snelling. Mr. Snelling has traveled extensively throughout the United States and portions of the Western hemisphere, both personally and professionally, and brings a wealth of experience to the Company. Mr. Snelling hopes to bring that experience to the benefit of prospective clients of the Company.

     Although the sports and adventure travel business is extremely competitive, management of the Company hopes to differentiate its service in several different ways. First, Mr. Snelling brings personal experience to the skiing and diving recreation industry. Based on that experience, he possesses familiarity with numerous geographic locations suited to those forms of recreation and local amenities which can be passed to prospective clients of the Company. Second, the Company intends to provide experienced guides on most of its trips. Mr. Snelling himself may act as guide for early bookings. If activities increase as the Company's business plan envisions, additional guides will be retained through the contact of Mr. Snelling. These guides will be experienced in the sport for which the trip is designed, although it is not anticipated they will have special first aid or other public safety training.

Such guides will be charged with the duty of assuring the comfort, safety and enjoyment of the Company's clients, including providing up-to-date local conditions and required equipment. This guided service may also encourage individuals otherwise unwilling to participate in such activities to experiment on the trip.

     The Company proposes to organize, market and operate excursions and vacations involving sports and adventure as its sole objective. Initially, management intends to limit its excursions to two areas of specialty, including scuba diving/snorkeling and snow skiing. This will allow the Company to avail itself of the experience and expertise of Mr. Snelling in those sports. If initial travel offerings prove successful, the Company may broaden its service to include other forms of adventure, such as rafting or cycling. While no specific tours have not yet been designed, management anticipates initial destinations will include areas in the United States,
Canada, Mexico and the Caribbean.   Diving destinations will likely include
Florida, Mexico and the Caribbean, while skiing will be focused in Colorado, Utah, California and Vermont. Mr. Snelling has personal contacts within the resorts in those areas on which he intends to rely in organizing trips on behalf of prospective clients. In addition, Mr. Snelling has been invited to various locales by the respective Boards of Tourism, including the Cayman Islands, the Bahamas and Jamaica, to preview locations, accommodations, guides and outfitters. It is this direct knowledge of the locales, the options and services offered, the personal contacts within those areas and the relationships with the Boards of Tourism that the Company hopes will allow it to successfully plan appropriately tailored excursions and vacations.

     Due to the Company's perceived primary market of upper-income individuals, trips designed for this market group may be finalized immediately prior to desired departure in an effort to afford participants optimal conditions at their destination. For example, the Company will monitor snow conditions in the Western and Northeastern part of the United States to avail potential clients of optimum conditions for snow and weather. Ocean conditions will be monitored along the Atlantic and Gulf of Mexico to determine optimal sites for diving adventure. Such attention will prove labor intensive, especially in view of the Company's limited personnel resources, although management hopes such service will differentiate the Company from those of its competitors. Management does not perceive the extra cost potentially associated with such last minute scheduling to be an obstacle in view of the target market for its service.

     In addition to location and monitoring of potential destinations, the Company will assist potential clients in reserving travel and lodging, as well as specific recreational activities. Mr. Snelling's experience as a travel consultant will assist in locating suitable flight and lodging information for individual participants. Relationships with local guides will be developed if the Company's business grows. The Company will also assist in traditional travel agent responsibilities, including ground transportation, meals and amenities. Due to the recent efforts to organize the Company and the lack of a specific operating model, management is unable to predict with any degree of certainty when or what magnitude of revenue to expect in the future. However, management believes that revenue and profit will ultimately depend on the success of the Company's marketing plan and specifically, its advertising on the Internet.

Marketing and Advertising.
--------------------------

     The Company's initial marketing plan is premised primarily on the Internet as a means of attracting potential clients. The Company's sole means of advertising at present is the maintenance of a site on the Web. Further, the information available at that site is limited to general information about the Company and teasers for skiing and diving adventures. With the proceeds of a recently completed private placement, management hopes to expand the scope and content of its Web site to include specific description of available trips.

However, those efforts are purely developmental as of the date of this Registration Statement.

     Another means of potential marketing envisioned by the Company is advertising through directories on other Internet sites. The Company may develop banner advertisement bearing its name and a brief description of its service for placement on Web sites maintained by independent third parties. These directories may provide listing of specific travel adventure companies, their products and services to individuals with access to the Web. In recent years, the use of the Internet as a marketing medium by companies in the travel industry has increased dramatically. Consumers can now obtain site information, as well as airline, lodging and other travel related services from a wide variety of sites on the Web. To increase potential traffic to its Web site, management envisions placement of banners on related Web sites to direct individuals to the Company's Web site. However, as of the date of this Registration Statement, such efforts are incomplete.

     The Company also hopes to market its service through personal presentations to travel related groups. Initially Mr. Snelling, and later, circumstances permitting, other representatives of the Company, will make weekly presentations to groups consisting of sporting clubs, ski clubs, tennis clubs, country clubs and other potential sources of clients. Such presentations will be designed to acquaint participants with information about various sporting activities in general, as well as the Company's services specifically. Management is awaiting completion of its Web site to begin these presentations in order to provide additional information to group participants.

     Depending on the success of these limited efforts, and working capital permitting, the Company may engage in more traditional means of marketing and advertising. Such means may include newspaper and magazine advertising, direct mail and telemarketing. Management also hopes, based on the perceived quality of the services offered by the Company, that a major source of its clients will be personal referrals from earlier clients.

     The travel industry is intensely competitive and margins generally small. Accordingly, the Company's future success depends in large part upon its ability to identify and adequately penetrate the market for its service. Virtually all of the Company's competitors have larger budgets for marketing, advertising and promotion. The Company is at a competitive disadvantage with regard to personnel and financial resources vis a_ vis other participants in the travel industry. (See - "Competition" below.)

Competition.
------------

     Competition in the travel industry is intense. Potential competitors of the Company include traditional travel agencies, airlines, travel clubs, hotels and resorts. In 1992, the United States Bureau of the Census estimated that there were over 70,000 entities which operated in the travel industry for the entire year, of which approximately 28,000 were travel agencies. In excess of
4,000 entities claimed to be tour operators.   Management believes that the
Company is at a competitive disadvantage with regard to most of these entities with regard to personnel and financial resources. This disadvantage may increase in the future as a result of consolidations occurring within the industry, resulting in larger and larger entities with greater economies of scale and personnel and financial resources. The Company was only recently organized, has limited capitalization and no revenues to date.

     The Company will also be at a competitive disadvantage, as it does not control any travel or lodging services. Management believes airlines can offer discounted fares to large groups through advance booking discounts. Hotels and motels can offer packages in conjunction with airlines and other local service providers. As the Company will offer strictly consulting and guide services, it may be at a competitive disadvantage with regard to these other entities. Because of its primary aim of providing optimal conditions for adventure excursions, the Company generally will not be able to take advantage of advance booking discounts.

     The Company's business plan contemplates competing with these other entities through personal service and the experience of its founder. The Company hopes to provide individual guides to most or all of its excursions to assist participants in fully appreciating the service offered by the Company. The guides will be trained in safety, as well as local weather and travel conditions. Although such personal service will be more costly to provide than the service of the Company's competitors, management believes this service will serve to distinguish the Company. However, the Company has yet to prove the success of its concept.

Risk Factors.
-------------

     In addition to the risks described in detail in the foregoing narrative, potential investors should be aware of the following specific risks with regard to the Company and its plan of operation:

     Limited Capitalization and Lack of Working Capital.    The Company has
extremely limited capitalization and working capital. Since inception, the Company has received approximately $52,500 in funding through sale of securities to investors in a private placement. At March 31, 1999, the Company had working capital of approximately $50,703, consisting primarily of cash. A portion of that working capital will be spent on professional fees and expenses, including legal and accounting fees incurred or to be incurred in connection with this Registration Statement. Remaining funds must be used by the Company to pay operating expenses, including costs of developing and perfecting the Company's Web site. As a result, very limited funds will remain for marketing, promotion and future expenses. There is no assurance that existing capital will be sufficient to achieve the Company's objectives.

     Decreasing Commission Structure.   A trend in the travel industry has
resulted in reduced commissions payable by air carriers for reservations booked through travel agents. This trend results from increased expenses experienced by airlines, as well as increased competition in the travel industry. As a result of this trend, certain travel agents have begun charging extra fees to replace commissions previously paid by the airlines. As a potential competitor in the travel industry, the Company may be forced to follow that trend and charge additional fees resulting in increased expenses to its clients. There is no assurance that the Company will be able to compete successfully from a price stand point with tours offered by airlines and other potential competitors in the industry. Furthermore, such additional fees may result in customers going directly to airlines for reservations, thereby eliminating any additional fees or charges.

     Limited Personnel. As of the date of this Registration Statement, the Company is totally dependent on the efforts and expertise of Rollins C. Snelling, Jr., its President and Chief Executive Officer. Mr. Snelling is the only employee of the Company and responsible for all of its operations. In that capacity, he will be responsible for marketing and implementing any travel services offered by the Company. Loss of his service would adversely effect the Company. In addition, the Company does not maintain any key-man insurance on his life. The ability of the Company to retain any additional employees is dependent on the results of its future marketing and the availability of additional working capital.

     Conflicts of Interest.   In his capacity as the President and Chief
Executive Officer of the Company, Mr. Snelling will be subject to potential conflicts of interest with regard to time and opportunity for the Company. Mr. Snelling will not devote his full time to the Company's affairs. He also serves as an officer and director of a private corporation specializing in marketing and distribution and a sales consultant to a credit card marketing company in Atlanta. While Mr. Snelling believes he has ample time to fulfill his fiduciary responsibilities to the Company, there is no assurance his efforts will be successful.

     Penny Stock Regulation. In the event the Company is successful in obtaining listing of its Common Stock on the OTC Bulletin Board, investors should be aware of limitations on marketing securities characterized as "penny stocks" under existing securities statutes and regulations. Penny stocks are securities not listed on an exchange or quoted in Nasdaq and selling for a price of less than $5 per share. Broker-dealers engaging in transactions in penny stocks are subject to special regulations, including a requirement to evaluate the suitability of an investment in penny stocks and providing specific information to potential investors. The Securities and Exchange Commission and self-regulatory organizations such as the National Association of Securities Dealers have shown a historical bias against penny stocks. As a result, new and additional regulation may arise in the future further affecting any trading market which may develop for the Company's Common Stock.

     Potentially Limited Trading Market.     In addition to rules regulating
sales of penny stocks, trading in the Company Common Stock may be limited by the "Blue Sky" statutes enacted by individual states. Initial sale and distribution of the Company's Common Stock was extremely limited, primarily restricted to the State of Colorado. Since the sale of the Common Stock was not qualified in any additional states, trading in any after-market may be limited. While the Company will seek to overcome this obstacle by obtaining listing in Standard and Poors Corporation Records or another recognized securities manual, there is no assurance that such efforts will be successful or that a market will develop. Purchasers of the Common Stock may therefore have difficulty selling their shares, should they desire to do so.

     Lack of Dividends. The Company has paid no dividends on its Common Stock since inception, and it is not anticipated that any will be paid in the foreseeable future. Any cash generated through operation in the future will be reinvested in the Company to obtain additional personnel and increase marketing. Investors should not expect dividends in the immediate future.

     Control of the Company. Officers and directors of the Company presently own an aggregate of 1,000,000 shares of Common Stock, representing 66% of all voting securities outstanding. Due to the absence of cumulative voting by shareholders, such individuals can elect the entire board of directors for the foreseeable future. Shareholders will be unable to influence the management or policies of the Company pending issuance of additional stock. (See "DESCRIPTION OF SECURITIES.")

     Preferred Stock Authorized.   The Amended and Restated Articles of
Incorporation of the Company authorize the issuance of up to 10,000,000 shares of preferred stock. While no shares of preferred stock are currently outstanding, and the Company has no plans to issue any in the foreseeable future, issuance of preferred stock could act to the detriment of holders of Common Stock. Under the Company's Amended and Restated Articles, preferred stock can be issued with preferences on liquidation and dividends or to prevent a takeover of the Company. The terms and conditions of any preferred stock issued in the future could operate to the disadvantage of holders of the Common Stock. (See "DESCRIPTION OF SECURITIES")

Employees.
----------

     The Company currently has one employee, its President and Chief Executive Officer. Mr. Snelling currently devotes approximately 10 hours per week to the affairs of the Company. One other individual serves in an executive capacity as vice president and secretary, although he devotes only a minor portion of his time to the Company and is not an employee. The Company may retain additional employees, either full-time or part-time, in the future as the needs of its business dictate and working capital permits.

     The Company also retains the services of independent consultants for specific projects related to its business. The Company currently contracts with a Web designer to assist in perfecting its Web site. The Company also retains the services of legal and accounting firms to assist in the preparation and filing of this Registration Statement. Additional consultants may be retained in the future.

Facilities.
-----------

     The Company's executive offices are currently located at the home of its founder in Atlanta, Georgia. Such space consists of approximately 300 square feet and is utilized primarily for administration and receiving calls related to the Company's business. The Company occupies this space on a rent-free basis, but expenses of $100 per month have been expensed on its financial statements based upon the estimated fair market value of the facilities provided by the shareholder.

Item 2.   Managements's Discussion and Analysis or Plan of Operation

Plan of Operation
-----------------

     The Company's plan of operation contemplates the design, marketing and implementation of sport and adventure travel programs. Revenues are anticipated to be generated through fees paid by clients to the Company, which may include commissions, fees or mark-ups payable to the Company. Commissions and other charges payable to the Company will be determined on a case-by-case basis depending upon such things as cost of service, travel destination and relative demand for travel during requested time.

     Capital required by the Company for commencement of operation includes expenses anticipated in connection with further development of its Web site, additional marketing expenses, general and administrative expenses and direct travel program costs. Management has designed the Company's business plan in an effort to preserve its limited capital. Accordingly, marketing costs will be kept to a minimum through advertising primarily on the Web. Administrative overhead is also low, as the Company's sole employee presently serves without compensation and the Company occupies office space on a rent-free basis. Expenses therefore include general office expenses such as courier charges, telephone and supplies, together with Internet access fees.

     Start-up expenses will also include legal and accounting fees payable in connection with the preparation and filing of this Registration Statement. Management is filing the Registration Statement as a means of creating a market for trading the Company's stock. Such trading, in turn, is anticipated to provide additional liquidity to existing shareholders and increased opportunities for obtaining additional capital. Management believes that companies' stock which trades publicly enjoy increased recognition and attractiveness to investors.

     A substantial portion of the Company's cash requirements will involve deposits for travel bookings made on behalf of its clients. In an effort to defray such expenses, management anticipates requesting deposits from its clients prior to booking. Management believes such practice is common in the travel business and will allow the Company to operate with reduced cash requirements. A portion of the fees due in connection with booking an excursion will be payable in advance with the balance due and payable a short period prior to departure.

     Management has little or no basis to predict revenue or profitability for the current fiscal year. Results of operation will depend in part upon the success of the Company's marketing and promotion, as well as general economic conditions in the United States, currency exchange values and continued demand for travel services in general. Because the Company does not expect to finalize its Web site development and cross-marketing banner advertisements until late-1999, management reasonably expects revenues in late-1999 or 2000 at the earliest. Due to the absence of an operating history, management is unable to predict with any degree of certainty the market for its service. Accordingly, management has budgeted minimum funds in marketing for 1999 pending results of such efforts.

Liquidity and Capital Resources
-------------------------------

     March 31, 1999
     --------------

     At March 31, 1999, the Company had working capital of $50,703, consisting of $50,803 of current assets and $100 of current liabilities. A stock subscription receivable existing at December 31, 1998 was paid during the three month period ended March 31, 1999. In addition, the Company spent a minor portion of its cash on operations. Since the only existing commitment for cash includes fees and expenses payable in connection with filing of this Registration Statement, management estimates a substantial portion of such working capital will be available for operations. Based on the Company's current business plan, management estimates that such capital and liquidity should be sufficient for the Company's needs for the next six months. Thereafter, the Company will be dependent on obtaining additional financing from outside sources or generating revenue and profit from operations to continue as a going concern. Additional needs for liquidity include payment of general and administrative expenses, as well as prepayment of travel excursions by the Company. Any additional financing required will likely be sought from equity or private debt financing. However, management has no current plans or commitment for such funding. Management does not believe the Company is a candidate for conventional debt financing, as the Company's operations are extremely limited and few assets exist to collateralize any indebtedness.

     December 31, 1998
     -----------------

     The Company's financial condition changed very little from December 31, 1998 to March 31, 1999. At December 31, 1998, the Company had working capital of $52,408, consisting of $52,508 of current assets and $100 of current liabilities. Working capital acquired by the Company through December 31, 1998 consisted primarily of the proceeds of a private stock offering and a stock subscription receivable. The Company sold an aggregate of 525,000 share of Common Stock for cash of $51,000 and a stock subscription for $1,500 to a small group of investors pursuant to exemptions from the registration requirements of the Securities Act and applicable state securities laws. The proceeds of that offering represent substantially all of the Company's capitalization as of December 31, 1998. Prior to that date, the Company had issued 1,000,000 shares of Common Stock to its two founders for services rendered to the Company valued at $1,000.

Results of Operations
---------------------

     Three Months Ended March 31, 1999
     ---------------------------------

     During the three months ended March 31, 1999, the Company realized a net loss of $3,505, or -0- per share, on no revenue. Material expenses included $1,500 in professional fees related to the Company's preparation and filing of this Registration Statement, as well as $1,500 incurred for compensation to the Company's sole employee. The $1,500 expensed for the Company's president was a non-cash, accounting expense estimated as the fair-market value of the individual's services to the Company. Additional, immaterial expenses include rent and Web-site design.

     Management of the Company anticipates that it will continue to incur losses until such time as the Company's operations can produce revenue sufficient to cover operating expenses.

     Period From Inception (December 15, 1997) to December 31, 1998
     --------------------------------------------------------------

     During the period from inception (December 15, 1997) to December 31, 1998, the Company realized a net loss of $1,092 on no revenues. Expenses included $1,000 in fees payable to the Company's founders for services rendered in organizing the business of the Company. As of December 31, 1998, the Company had not yet commenced operation and accordingly, expenses were minimal. Management expects the Company will incur significantly greater expenses during 1999 as efforts are implemented to commence operation.


Item 3.   Description of Property

     The Company owns no real property as of the date of this Registration Statement. The Company leases its executive and administrative offices pursuant to a month-to-month arrangement with the landlord. However, management deems such arrangements to be adequate for the Company's needs for the foreseeable future.


Item 4.   Security Ownership of Certain Beneficial Owners and Management

     As of the date of this Registration Statement, there were a total of 1,525,000 shares of Common Stock of the Company outstanding, the only class of voting securities of the Company currently outstanding.

     The following tabulates holdings of Common Stock of the Company by each person who holds of record, or is known by management of the Company to own beneficially, more than 5% of the voting securities outstanding and, in addition, by all directors and officers of the Company individually and as a group. The shareholders listed below have sole voting and investment power. All ownership of securities is direct ownership unless otherwise indicated.

Name and Address         Number of Shares         Percent of Voting Securities
----------------         ----------------         ----------------------------
Rollins C. Snelling, Jr.      500,000                        32.79%
55 Pharr Road #A-207
Atlanta, GA 30305

Brian T. Mallon               500,000                        32.79%
425 Lindberg Dr. #A-3
Atlanta, GA 30305

Skufca Pension Plan & Trust   110,000                         7.21%
c/o Greg Skufca, Trustee
5650 Greenwood Plaza Blvd,
Suite 216
Englewood, CO 80111

All Officers and Directors
as a Group (2 persons)      1,000,000                        65.57%
---------------------------

Each of the individuals listed in the foregoing table are officers and directors of the Company.

Changes In Control.
-------------------

     The Company knows of no arrangements, including the pledge by any person of securities of the Company, which may result in a change of control of the Company in the future.


Item 5.   Directors, Executive Officers, Promoters and Control Persons

     The following individuals presently serve as officers and directors of the
Company:

Name                          Age       Position
----                          ---       --------

Rollins C. Snelling, Jr.      51        President, Treasurer, Chief Executive
                                        Officer, Chief Financial Officer
                                        and Director

Brian T. Mallon               46        Vice President, Secretary and Director

     Messrs. Snelling and Mallon should be considered "founders" and "parents" of the Company (as such terms are defined by rule under the Securities Exchange Act of 1934, as amended), inasmuch as each has taken initiative in founding and organizing the business of the Company.

     Messrs. Snelling and Mallon serve as directors of the Company until the next annual meeting of shareholders and until their successors are elected and qualify. Each individual serves as an officer at the will of the Board of Directors. Each individual has served in his current capacity since the

Company's inception in December, 1997.

     The following represents a summary of the business history of each of the foregoing individuals for the last five years:

     ROLLINS C. SNELLING, JR..     From January, 1991 to the present, Mr.
Snelling has been the president, a director and sole shareholder of Rollins C. Snelling, Jr., Inc. ("RSI"), a privately held Florida corporation engaged in the marketing and distribution of a wide variety of products including seafood, exercise equipment and technology for the medical waste industry.
RSI presently has no employees other than Mr. Snelling. For most of its history, Mr. Snelling has been the only employee of RSI. He has had a few employees sporadically over the years, depending on the product being marketed and distributed at that time. Numbers of customers have also varied with the product. RSI has often relied on single or a few select major customers. Since March, 1996, Mr. Snelling has also served as a sales consultant to Lynk Systems, Inc., a national credit card marketing company ranking as the tenth largest credit card processor in the United States and headquartered in Atlanta. From February, 1995 to January, 1998, Mr. Snelling was also employed
as a travel agent by 21st Century Travel in Atlanta.   At the time Mr.
Snelling worked for 21st Century Travel, it operated nationwide with more than 500 employees. Mr. Snelling was also a professional ski racer based in Colorado from 1973 through 1980.

     BRIAN T. MALLON.    Since January, 1993, Mr. Mallon has served as the
president and principal shareholder of Infovision, Inc., a privately held Georgia corporation based in Atlanta. Mr. Mallon is the founder of this company, which provides advertising space and display time on visual displays at sports complexes and other indoor and outdoor events. As of the date of this Registration Statement, Infovision employed two individuals. From May, 1992 to January, 1993, Mr. Mallon served as the president and principal shareholder of American Mobile Communications, Inc., also a privately held corporation which provided advertising time and display information at various sporting events and other venues.

     No family relationships exist between either of the officers and directors of the Company.


Item 6.   Executive Compensation

     Neither of the Company's executive officers received any compensation or other remuneration in his capacity as such during the year ended December 31, 1998, and it is not expected that such individuals will be paid compensation in the foreseeable future. Mr. Snelling, the Company's sole employee, presently serves without compensation. Beginning January 1, 1999, the Company expenses $500 per month on its financial statements based upon the estimated fair market value of the services provided by the President. However, he may be compensated in the future, depending upon such things as the Company's revenues, profitability and services rendered to the Company.

     The Company's directors presently serve without compensation, but are entitled to be reimbursed for reasonable and necessary expenses incurred on behalf of the Company.

Item 7.    Certain Relationships and Related Transactions

Initial Capitalization.
-----------------------

     On December 17, 1997, the Company issued 500,000 share each to Messrs. Snelling and Mallon, the founders of the Company. Such shares were issued for services rendered by each individual in connection with the organization of the Company valued at $500 each for purposes of that transaction. Messrs. Snelling and Mallon were the only members of the Board of Directors approving that transaction. The Company is of the opinion that the foregoing transaction was no less favorable than could have been obtained from an unaffiliated third party.

Item 8.   Description of Securities

     The Company's authorized capital consists of 100,000,000 shares of Common Stock, $.001 par value and 10,000,000 shares of Preferred Stock, $.01 par value. The following description of the Company's securities is qualified in its entirety by reference to the Company's Amended and Restated Articles of Incorporation ("Articles of Incorporation"), a copy of which is filed as an Exhibit to this Registration Statement.

Common Stock
------------

     Each share of Common Stock is entitled to one vote at all meetings of shareholders. All shares of Common Stock are equal to each other with respect to liquidation rights and dividend rights. There are no preemptive rights to purchase any additional shares of Common Stock. The Articles of Incorporation of the Company prohibit cumulative voting in the election of directors. In the event of liquidation, dissolution or winding up of the Company, holders of shares of Common Stock will be entitled to receive on a pro rata basis all assets of the Company remaining after satisfaction of all liabilities and all liquidation preferences, if any, granted to holders of the Company's preferred stock.

     All of the Company's issued and outstanding Common Stock is fully paid and non-assessable and is not subject to any future call.

Preferred Stock
---------------

     The Articles of Incorporation vest the Board of Directors of the Company with authority to divide the preferred stock into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by the laws of the State of Colorado and the Articles of Incorporation in respect to, among other things, (i) the number of shares to constitute such series and the distinctive designations thereof; (ii) the rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue; (iii) whether preferred stock may be redeemed and, if so, the redemption price and the terms and conditions of redemption; (iv) the liquidation preferences payable on preferred stock in the event of involuntary or voluntary liquidation; (v) sinking fund or other provisions, if any, for redemption or purchase of preferred stock; (vi) the terms and conditions by which preferred stock may be converted, if the preferred stock of any series are issued with the privilege of conversion; and (vii) voting rights, if any. As of the date of this Registration Statement, no preferred stock of the Company was outstanding.

Transfer Agent.
---------------

     The Company currently acts as its own transfer agent and registrar for the Common Stock. However, management anticipates the Company may retain the services of a third-party transfer agent if the Company is successful in obtaining quotation of its Common Stock on the Bulletin Board.

Dividends
---------

     No dividend has been declared or paid by the Company on its shares of Common Stock since inception and no dividends on shares of Common Stock are contemplated in the foreseeable future. Any earnings of the Company will be reinvested in the Company's business.

                               PART II

Item 1.   Market Price for Common Equity and Related Stockholder Matters.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities, but the Company may initiate such discussions in the future following receipt of an effective date for this Registration Statement.

Market Price
------------

     The Company's Common Stock is not quoted at the present time.

Shares Available for Future Sale
--------------------------------

      An aggregate of 1,000,000 shares of the Common Stock presently outstanding are "restricted securities within the meaning of the 1933 Act and may hereafter be sold in compliance with Rule 144 promulgated thereunder.
Rule 144 provides, among other things, and subject to certain limitations, that a person holding restricted securities for a period of one year may sell, every three months, those securities in brokerage transactions equal to 1% of the Company's outstanding Common Stock or the average weekly trading volume during the four weeks preceding the sale, whichever amount is greater. After two years, holders of restricted stock who are not affiliates of the Company may apply to sell all restricted stock free of restrictions. Possible sales of the Company's Common Stock pursuant to Rule 144 may have a depressive effect on the price of the Company's Common Stock. All of the restricted shares of Common Stock presently outstanding were issued in December of 1997, and will be available for sale free of restrictions by the end of 1999.

Holders
-------

     There are 22 holders of the Company's Common Stock as of the date of this Registration Statement.

Penny Stock Regulation
----------------------

     Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

     When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

Item 2.   Legal Proceedings.

     The Company knows of no legal proceeding to which it is a party or to which any of its property is subject which are pending, threatened or contemplated or any unsatisfied judgments against the Company.


Item 3.   Changes in and Disagreements With Accountants.

     The Company has not changed it accountants, Kish, Leake & Associates, P.C. 7901 East Belleview Ave, Suite 220, Englewood, Colorado 80111 since its formation and there are no disagreements with the findings of said accountants.


Item 4.   Recent Sales of Unregistered Securities.

     On December 15, 1998, the Company completed its initial capitalization by selling an aggregate of 1,000,000 shares to its founders, 500,000 each to Messrs. Snelling and Mallon. This offering was conducted under Section 4(2) of the Securities Act, as each individual was afforded access to information typically contained in a registration statement under such Act, and each was able to fend for himself in the transaction. Securities were sold for an aggregate consideration of $1,000, consisting of $500 in services provided by each individual in connection with the Company's organization.

     In February, 1999, the Company completed a subsequent private offering pursuant to the provisions of Regulation D, Rule 504 of the Securities Act. The Company sold an aggregate of 525,000 shares of Common Stock at an offering price of $.10 per share for aggregate proceeds of $52,500. Those securities were sold to a group of individuals consisting of friends, relatives and business associates of the founders of the Company. All sales were made by the Company through its officers and directors.


Item 5.   Indemnification of Directors and Officers.

     Article IX of the Company's Amended and Restated Articles of Incorporation contain provisions providing for the Indemnification if directors and officers of the Company as follows:

     The Board of Directors of the Corporation shall have the power to:

     Section 1. Indemnify any director, officer, employee or agent of the Corporation to the fullest extent permitted by the Colorado Business Corporation Act as presently existing or as hereafter amended.

     Section 2. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the Corporation as authorized in this Article IX.

     Section 3. Purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article IX.

     The indemnification provided by this Article IX shall not be deemed exclusive of any other rights to which those indemnified may be entitled under these Articles of Incorporation, and Bylaws, agreement, vote of shareholders or disinterested directors or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     Section 7-109-103 of the Colorado Business Corporation Act (the "Act") provides that a corporation organized under Colorado law shall be required to indemnify a person who is or was a director of the corporation or an individual who, while serving as a director of the corporation, is or was serving at the corporation's request as a director, officer, partner, trustee, employee or fiduciary or agent of another corporation or other entity or of any employee benefit plan (a "Director") or officer of the corporation and who was wholly successful, on the merits or otherwise, in defense of any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal (a "Proceeding"), in which he was a party, against reasonable expenses incurred by him in connection with the Proceeding, unless such indemnity is limited by the corporation's articles of incorporation.

     Section 7-109-102 of the Act provides, generally, that a corporation may indemnify a person made a party to a proceeding because the person is or was a Director against any obligation incurred with respect to a Proceeding to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) or reasonable expenses incurred in the Proceeding if the person conducted himself or herself in good faith and the person reasonably believed, in the case of conduct in an official capacity with the Corporation, the person's conduct was in the corporation's best interests and, in all other cases, his or her conduct was at least not opposed to the corporation's best interests and, with respect to any criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful. A corporation may not indemnify a Director in connection with any Proceeding by or in the right of the corporation in which the Director was adjudged liable to the corporation or, in connection with any other Proceeding charging the Director derived an improper personal benefit, whether or not involving actions in an official capacity, in which Proceeding the Director was judged liable on the basis that he or she derived an improper personal benefit. Any indemnification permitted in connection with a Proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with such Proceeding. Under Section 7-109-107 of the Act, unless otherwise provided in the articles of incorporation, a corporation may indemnify an officer, employee, fiduciary, or agent of the corporation to the same extent as a Director and may indemnify an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy and if provided for by its bylaws, general or specific action of its board of directors or shareholders, or contract.

     Section 7-108-402 of the Act provides, generally, that the articles of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director; except that any such provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) acts specified in ss. 7-108-403, or (iv) any transaction from which a director directly or indirectly derived an improper personal benefit. Such provision may not eliminate or limit the liability of a director for any act or omission occurring prior to the date on which such provision becomes effective.

     The Company's Articles of Incorporation limit director's liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Colorado law.

                               PART F/S

Financial Statements.

     The financial statements of the Company are attached to this Registration Statement and filed as a part thereof.

                               PART III
Item 1.   Exhibit Index

No. Sequential

(1)  Not applicable

(2)  Charters and by-laws

     2.1 Amended and Restated Articles of Incorporation, as filed with the Colorado Secretary State on June 17, 1999.

     2.3  Bylaws

(3)  Instruments defining rights of security holders

     3.1  Not applicable

(4)  Not applicable

(5)  Not applicable

(6)  Not applicable

(7)  Not applicable

(12) Not applicable

(27) Financial Data Schedule

                              SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


     Snelling Travel, Inc.


By:  /s/ Rollins C. Snelling, Jr.                       Date:  August 11, 1999
     -----------------------------------                       ---------------
     Rollins C. Snelling, Jr., President

                           SNELLING TRAVEL, INC.


                            FINANCIAL STATEMENTS

                                   with

                       INDEPENDENT AUDITORS' REPORT
               FOR THE YEAR ENDED DECEMBER 31, 1998 AND 1997
            AND THE UNAUDITED THREE MONTH PERIOD MARCH 31, 1999
          AND THE PERIOD DECEMBER 15, 1997 THROUGH MARCH 31, 1999

                           SNELLING TRAVEL, INC.

                             TABLE OF CONTENTS

                                                               Page
                                                               ----

Independent Auditors' Report                                      1

Balance Sheet                                                     2

Statement of Operations                                           3

Statement of Changes in Stockholders' Equity                      4

Statement of Cash Flows                                           5

Notes to Financial Statements                                     6-9

                       Independent Auditors' Report
                       ----------------------------

Board of Directors
Snelling Travel, Inc.

We have audited the accompanying balance sheet of Snelling Travel, Inc., (A Developmental Stage Company), as of December 31, 1998, and the related statements of operations, changes in stockholders' equity, and cash flows for the fiscal year ended December 31, 1998 and 1997 and the period December 15, 1997 (Inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Snelling Travel, Inc., as of December 31, 1998, and the results of its operations and its cash flows for the fiscal year ended December 31, 1998 and 1997 and the period December 15, 1997 (Inception) through December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Kish, Leake & Associates, P.C.
Kish, Leake & Associates, P.C.
Certified Public Accountants
March 29, 1999

Snelling Travel, Inc.
Balance Sheet
------------------------------------------------------------------
                                               Unaudited
                                                 March    December
                                                31, 1999  31, 1998
                                                --------  --------
ASSETS

Current Assets:

   Cash                                          $50,803   $51,008
   Stock Subscriptions Receivable                      0     1,500
                                                       -     -----

TOTAL ASSETS                                      50,803    52,508
                                                  ======    ======

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Current Liabilities:

   Advances Due to Related Party                     100       100

Total Current Liabilities                            100       100
                                                     ---       ---

TOTAL LIABILITIES                                    100       100
                                                     ---       ---

SHAREHOLDERS' EQUITY

   Preferred Stock (Authorized 1,000,000
      Shares Par Value $.01; 0 Shares Issued
      and Outstanding                                  0         0

   Common Stock (Authorized 10,000,000 Shares
      Par Value $.001; 1,510,000 Issued and
      Outstanding                                  1,525     1,510

   Common Stock Subscribed (15,000 shares)             0        15

   Additional Paid In Capital                     53,775    51,975

   (Deficit) Accumulated During the
   Development Stage                              (4,597)   (1,092)
                                                   -----     -----

TOTAL SHAREHOLDERS' EQUITY                        50,703    52,408
                                                  ------    ------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY       $50,803   $52,508
                                                 =======   =======

  The Accompanying Notes Are An Integral Part Of These Financial Statements.

Snelling Travel, Inc.
Statement Of Operations
---------------------------------------------------------------------------
                                                                 Unaudited
                                                                  December
                                Unaudited                         15, 1997
                                 3 Month                        (Inception)
                              Period Ended Year Ended Year Ended  Through
                                  March     December   December    March
                                31, 1999    31, 1998   31, 1997   31, 1999
                                --------    --------   --------   --------

REVENUE:                                $0         $0         $0        $0
                                        --         --         --        --

EXPENSES:

Bank Charges                            10         80          0        90
Office Expense                           0         12          0        12
Professional Services                1,500          0      1,000     2,500
Rent                                   300          0                  300
Salaries                             1,500          0                1,500
Website Design                         195          0          0       195
                                       ---          -          -       ---

Total                                3,505         92      1,000     4,597
                                     -----         --      -----     -----

(Loss) From Operations              (3,505)       (92)    (1,000)   (4,597)
                                     -----         --      -----     -----

(Loss) Before Taxes                ($3,505)      ($92)   ($1,000)  ($4,597)
                                    ------        ---     ------    ------

Income Tax                               0          0          0         0
                                         -          -          -         -

Net (Loss)                         ($3,505)      ($92)   ($1,000)  ($4,597)
                                    ======        ===     ======    ======


Basic Earnings (Loss) Per
Common Share                        ($0.00)    ($0.00)    ($0.03)
                                     =====      =====      =====

Weighted Average Shares
Outstanding                      1,000,000  1,000,000     38,356
                                 =========  =========     ======

 The Accompanying Notes Are An Integral Part Of These Financial Statements.

Snelling Travel, Inc.
Statement Of Shareholders' Equity
---------------------------------------------------------------------------------------------------
                                                                                 (Deficit)
                                                                                Accumulated
                                        Number Of  Common            Additional During The
                                         Common    Shares    Common    Paid-In  Development
                                         Shares   Subscribed  Stock    Capital    Stage     Total
                                         ------   ----------  -----    -------    -----     -----
Balance At December 15, 1997                    0          0       $0        $0        $0        $0

December 17, 1997 Services
 Valued at $.001 Per Share              1,000,000               1,000                         1,000

Net Loss December 31, 1997                                                         (1,000)   (1,000)
                                        ---------     ------    -----    ------     -----     -----
Balance At December 31, 1997            1,000,000          0    1,000         0    (1,000)        0

Private Stock Offering:
December 15, 1998 for Cash
@ $.10 Per Share                          510,000                 510    50,490              51,000

December 15, 1998 Subscribed
@ $.10 Per Share                                0     15,000       15     1,485               1,500

Net Loss December 31, 1998                                                            (92)      (92)
                                        ---------     ------   ------   -------    ------   -------

Balance At December 31, 1998            1,510,000     15,000   $1,525   $51,975   ($1,092)  $52,408

Cash Received for Subscribed Shares        15,000    (15,000)

Rent and salaries contributed
by officers                                                               1,800               1,800

Net Loss March 31, 1999 (Unaudited)                                                (3,505)   (3,505)
                                        ---------     ------   ------   -------     -----     -----
Balance At March 31, 1999 (Unaudited)   1,525,000          0   $1,525   $53,775   ($4,597)  $50,703
                                        =========          =   ======   =======    ======   =======

  The Accompanying Notes Are An Integral Part Of These Financial Statements.

Snelling Travel, Inc.
Statement Of Cash Flows
--------------------------------------------------------------------------------
                                                                      Unaudited
                                                                       December
                                        Unaudited                      15, 1997
                                         3 Month                     (Inception)
                                       Period End Year Ended Year Ended Through
                                          March    December  December   March
                                        31, 1999   31, 1998  31, 1997  31, 1999
                                        --------   --------  --------  --------

Net Income (Loss)                         ($3,505)     ($92)  ($1,000)  ($4,597)

Adjustments to Reconcile Net Loss to Net
Cash Provided By Operating Activities

Stock Issued for Services                       0               1,000     1,000
Rent and salaries contributed by officer    1,800         0         0     1,800
                                            -----         -         -     -----

Net Cash Flows Provided From Operations    (1,705)      (92)        0    (1,797)
                                            -----        --         -     -----

Cash Flows From Investing Activities:

Net Cash Flows Provided From
Investing Activities                            0         0         0         0
                                                -         -         -         -

Cash Flows From Financing Activities:

Advances Received From  Shareholder             0       225         0       225
Payment of Shareholder Advance                  0      (125)        0      (125)
Issuance of Stock                           1,500    51,000         0    52,500
                                            -----    ------         -    ------

Net Cash Flows Provided From
Financing Activities                        1,500    51,100         0    52,600
                                            -----    ------         -    ------

Net Increase In Cash                         (205)   51,008         0    50,803
Cash At Beginning Of Period                51,008         0         0         0
                                           ------    ------         -         -

Cash At End Of Period                     $50,803   $51,008        $0   $50,803
                                          =======   =======        ==   =======


Summary of  non-cash investing and financing activities:

Stock issued for services:                                     $1,000    $1,000
                                                               ======    ======

  The Accompanying Notes Are An Integral Part Of These Financial Statements.

Snelling Travel, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Year Ended December 31, 1998 And 1997
---------------------------------------------



Note 1 - Organization and Summary of Significant Accounting Policies
--------------------------------------------------------------------

Organization

On December 15, 1997, Snelling Travel, Inc. (The Company), was incorporated under the laws of Colorado. The Company's primary purpose is to engage in the travel business, specializing in adventure travel within the United States, Canada, Mexico, and the Caribbean.

Development Stage

The Company is currently in the developmental stage and has no significant operations to date.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest in 1998 was -0-.

Cash paid for income taxes in 1998 was -0-.

Snelling Travel, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Year Ended December 31, 1998 And 1997
---------------------------------------------

Basic Earnings (Loss) Per Common Stock

The basic earnings (loss) per common share is computed by dividing the net income (loss) for the period by the weighted average number of shares outstanding at December 31, 1998 and 1997.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Note 2 - Capital Stock
----------------------

Common Stock:

The Company initially authorized 10,000,000 shares of $.001 par value common stock.

In December 1997 the Company issued 1,000,000 shares of common stock valued at $.001 per share for services rendered to the Company.

In December 1998 the Company offered to sell up to 10,000,000 shares of common stock at $.10 per share, based on a best efforts basis to Colorado residents only. The shares of common stock contained in the offering are to be issued pursuant to an exemption from registration under Section 3(b) and Regulation D, Rule 504, of the Securities Act of 1933, as amended, and to an exemption to registration provided by Section 11-51- 308(l)(p) of the Colorado Securities Act. In December 1998 the offering had sold 525,000 for $52,500 of which $1500 was subscribed. The Company declared no dividends through December 31, 1998.

Preferred Stock:

The Company initially authorized 1,000,000 shares of $.01 par value preferred stock. The voting powers, rights and preferences of the preferred stock to be determined by the Board of Directors at the time of issuance.

Snelling Travel, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Year Ended December 31, 1998 And 1997
---------------------------------------------

Note 3 - Related Party Events
-----------------------------

An officer of the Company loaned money to the Company at various times during the year.

The Company's executive offices are located at 55 Pharr Road - A-207, Atlanta, Georgia 30305, where space is provided by an officer of the Company. The Company expenses $100 per month commencing January 1999 for the use of this space.

Services provided by the officers and director's of the Company are initially expected to be minimal, therefore, the Company will expense $500 per month for these services until such time as operations will sustain larger salaries.

Note 4 - Income Taxes
---------------------

The Company follows Financial Accounting Standards Board Statement No. 109, "Accounting For Income Taxes" (SAS #109), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The components of the deferred income tax assets and liabilities arising under FASB Statement No. 109 are as follows:

     Deferred tax asset                        $ 18
     Valuation allowance                         18
                                               -----
                                               $ -0-
                                               =====

The net change in the valuation allowance for the year ended December 31, 1998 was $18.

The types of temporary differences between the tax basis of assets and their financial reporting amounts that give rise to a significant portion of the deferred tax asset are as follows:

                                        Temporary                Tax
                                        Difference               Effect
                                        ----------               ------
     Net operating loss carry forward:  $   92                   $ 18
                                        ==========               ======

The net operating loss carry forward will expire in the year 2013.

Snelling Travel, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Year Ended December 31, 1998 And 1997
---------------------------------------------


Note 5 - Subsequent Events
--------------------------

The Company plans to file Form 10 with the Securities and Exchange
Commission.

In June 1999 the Board of Directors approved plans to amend the Articles of Incorporation authorizing 100,000,000 shares of common stock, $.001 par value per share and 10,000,000 shares of preferred stock, $.01 par value per share.


Note 6 - Unaudited Financial Information
----------------------------------------

The information furnished herein at March 31, 1999 and for the quarter then ended was taken from the books and records of the Company without audit. The Company believes, however, that it has made all adjustments necessary to reflect properly the results of operations for the three month interim period ended March 31, 1999. The adjustments consists only of normal reoccurring accruals. The results of operations for the three month interim period ended March 31, 1999 are not necessarily indicative of the results to be expected for the year ended December 31, 1999.